SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 8 2005

DIVISION OF MARKET REGULATION

UNITEI
SECURITIES AND EX
Washington

05037070

OMB APPROVAL
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SEC FILE NUMBER
8-15608

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/15

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transatlantic Securities Company, [redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke Street West, Suite 2200
(No. and Street)

Montreal	Quebec - Canada	H3A 3R7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dorey, CA (514) 847-7638
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name — *if individual, state last, first, middle name)*

600, rue de la Gauchetière West, Suite 1900, Montreal, Quebec Canada H3B 4L8
(Address) (City) (State) Zip Code)

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transatlantic Securities Company, L.P., as of December 31, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

NICOLE LEDUC

COMMISSAIRE À L'ASSERMENTATION

Signature

Vice-President, Finance / CFO

Title

Nicole Leduc

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Transatlantic Securities Company, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2004

Schedule I

Net capital		
Total ownership equitystockholder's equity		$ 2,813,915
Substract nonallowable assets		
Securities owned not readily marketable	$ 19,500	
Memberships in exchanges	90,000	
Receivables from affiliates	25,000	
Prepaid expenses	9,610	
Other accounts receivables	31,422	
Deposits with clearing organizations	530,338	705,870
Other deductions and/or charges		
Haircuts on Canadian Cash	103,312	
Haircuts on insurance deductible	108,000	211,312
Net capital		$ 1,896,733
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other		$ -
Clearing organizations: Other		38,732
Accounts payable and accrued liabilities		135,977
Total aggregate indebtedness		$ 174,709
Minimum net capital		$ 100,000
Excess net capital		$ 1,796,733
Ratio - Aggregate indebtedness to net capital		.09 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The difference between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2004 FOCUS report as files, result from an adjustment to record other revenue related to securities business.

Transatlantic Securities Company, Limited Partnership
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2004 **Schedule II**

The Company is exempt form the provisions of rule 15c3-3 in accordance with Section k(2) (i).

Raymond Chabot Grant Thornton, L.L.P.
Chartered Accountants

AUDITORS' REPORT

To the United States Securities
and Exchange Commission

We have audited the balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2004 and the statements of earnings, capital and changes in cash resources for the year then ended. Our examination was made in accordance with Canadian generally accepted auditing standards, and accordingly included such tests and other procedures as we considered necessary in the circumstances and we have issued thereon an unqualified opinion on February 11, 2005.

The information contained in supplementary schedules I and II and required by Rule 17a-5 under the Securities Exchange Act of 1934, although not considered necessary for a fair presentation of the results of operations in conformity with Canadian generally accepted accounting principles, is presented for supplementary analysis purposes. Such information in relation to the financial statements has been subjected to the audit procedures applied in the audit of the financial statements and in our opinion, is presented fairly in all material respects, in relation to the financial statements taken as a whole.

Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Montreal, Canada
February 11, 2005

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton, L.L.P.
Chartered Accountants

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 8 2005

DIVISION OF MARKET REGULATION

February 11, 2005

Transatlantic Securities Company, Limited Partnership
1000 Sherbrooke Street West, Suite 2200
Montréal, Québec H3A 3R7

Dear Sirs:

We, Raymond Chabot Grant Thornton LLP, as auditors of Transatlantic Securities Company, Limited Partnership, Transatlantic Securities Limited, Lombard Odier Darier Hentsch Gestion (Canada) Inc., LODH Holding (Canada) Inc. and Lombard Odier Darier Hentsch Trust, hereby confirm that upon completion of our audit as of December 31, 2004 we did not write letters to management regarding controls of any of the above-mentioned company.

Should you require any additional information, please do not hesitate to contact us.

Yours truly,

Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Gilles Malette, CA
Partner

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Transatlantic Securities Company, Limited Partnership

Financial Statements December 31, 2004

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton, L.L.P.
Chartered Accountants

Auditors' Report

To the Partners of
Transatlantic Securities Company,
Limited Partnership

We have audited the balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2004 and the statements of earnings, capital and cash flows for the year then ended. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Limited Partnership as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Canada
February 11, 2005

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Member of Grant Thornton International

Transatlantic Securities Company, Limited Partnership
Earnings
Year ended December 31, 2004
(In U.S. dollars)

	2004	2003
	$	$
Income		
Commissions, net	**2,649,060**	2,499,517
Gain on disposal of investments	**14,047**	10,180
Income on transactions	**25,000**	
	2,688,107	2,509,697
Operating expenses		
Brokerage charges	**124,709**	75,218
Telecommunications	**60,952**	80,462
Clearing fees	**71,944**	58,427
General brokerage	**45,275**	56,209
Differences on transactions	**15,251**	13,881
Amortization of property, plant and equipment		77
	318,131	284,274
Earnings before other expenses (income)	**2,369,976**	2,225,423
Other expenses (income)		
Administrative expenses	**690,422**	827,110
Professional fees	**75,926**	219,624
Subsidiary's current income taxes		1,212
Exchange loss (gain)	**(114,589)**	14,720
Lease of Stock Exchange membership	**(134,750)**	(70,000)
Interest income	**(21,726)**	(40,465)
Miscellaneous income	**(9,222)**	(2,141)
	486,061	950,060
Net earnings	**1,883,915**	1,275,363

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Capital
Year ended December 31, 2004
(In U.S. dollars)

	2004			2003
	General Partner	Limited Partner		
	Transatlantic Securities Limited	Lombard Odier Darier Hentsch (Canada), Limited Partnership	Total	Total
	$	$	$	$
Capital investment	50,000	150,000	200,000	200,000
Current accounts				
Balance, beginning of year	5,000	2,180,015	2,185,015	2,485,176
Drawings	(5,000)	(1,450,015)	(1,455,015)	(1,575,524)
	–	730,000	730,000	909,652
Net earnings	5,000	1,878,915	1,883,915	1,275,363
Balance, end of year	5,000	2,608,915	2,613,915	2,185,015
Capital, end of year	55,000	2,758,915	2,813,915	2,385,015

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Cash Flows
Year ended December 31, 2004
(In U.S. dollars)

	2004	2003
	$	$
OPERATING ACTIVITIES		
Net earnings	**1,883,915**	1,275,363
Non-cash items		
Amortization of property, plant and equipment		77
Disposal of property, plant and equipment		5,631
Changes in working capital items (Note 4)	**169,032**	(233,643)
Cash flows from operating activities	**2,052,947**	1,047,428
INVESTING ACTIVITIES		
Investments and deposits with stock exchanges and clearing organizations and cash flows from investing activities	**(225,834)**	(65,885)
FINANCING ACTIVITIES		
Drawings and cash flows from financing activities	**(1,455,015)**	(1,575,524)
Net increase (decrease) in cash and cash equivalents	**372,098**	(593,981)
Cash and cash equivalents, beginning of year	**1,873,756**	2,467,737
Cash and cash equivalents, end of year	**2,245,854**	1,873,756

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Balance Sheet

December 31, 2004
(In U.S. dollars)

	2004	2003
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**2,245,854**	1,873,756
Receivables from clients, without interest	**36,900**	54,577
Receivables from a company under common control, without interest	**25,000**	48,799
Other accounts receivable and prepaid expenses (Note 5)	**41,032**	86,845
	2,348,786	2,063,977
Stock Exchange membership, at cost (market value $1,050,000; $1,500,000 in 2003) (Note 6)	**90,000**	90,000
Investments and deposits with stock exchanges and clearing organizations, at cost (Note 7)	**549,838**	324,004
	2,988,624	2,477,981
LIABILITIES		
Current liabilities		
Payables to brokers, without interest	**38,732**	54,802
Payables to companies under common control, without interest	**95,849**	
Other accounts payable and accrued liabilities	**40,128**	38,164
	174,709	92,966
PARTNERS' EQUITY		
Capital		
Capital investment	**200,000**	200,000
Current accounts	**2,613,915**	2,185,015
	2,813,915	2,385,015
	2,988,624	2,477,981

The accompanying notes are an integral part of the financial statements.

On behalf of the Board of Directors of Transatlantic Securities Limited, in its capacity as General Partner

Director

Director

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements
December 31, 2004
(In U.S. dollars)

1 - NATURE OF OPERATIONS

Transatlantic Securities Company, Limited Partnership is a limited partnership which is a member firm of the New York Stock Exchange and which rents its stock exchange membership. The Limited Partnership is engaged in the stock brokerage business in Canada and the United States.

2 - LIQUIDATION OF THE SUBSIDIARY

On August 25, 2003, the Limited Partnership liquidated its wholly-owned subsidiary, TSC Cleaning Services Inc. The statement of earnings for the year ended December 31, 2003 includes the accounts of the Limited Partnership and its wholly-owned subsidiary until its liquidation date. In addition, the balance undistributed to partners which represented the subsidiary's retained earnings has been attributed to the limited partner.

3 - ACCOUNTING POLICIES

Financial statements

The financial statements are expressed in United States dollars to facilitate their comprehension by foreign users.

The financial statements include only the assets, liabilities, income and expenses of the Limited Partnership's operations. The statement of earnings does not include the partners' income taxes in determining the net earnings of the Limited Partnership.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Limited Partnership may undertake in the future. Actual results may differ from those estimates.

Cash and cash equivalents

The Limited Partnership's policy is to present cash and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Security transactions

Security transactions are recorded in the accounts on settlement date. Commission income and related expenses for transactions executed for customers but not yet settled are accounted for under the accrual basis of accounting.

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements

December 31, 2004
(In U.S. dollars)

3 - ACCOUNTING POLICIES (Continued)

Foreign currency translation

The Limited Partnership applies the temporal method of accounting for the translation of Canadian currency into United States dollars. Under this method, current assets and current liabilities are translated at the exchange rate in effect at the balance sheet date and revenue and expense items are translated at the average exchange rate for the year. Gains and losses resulting from changes in exchange rates are reflected in the statement of earnings.

Fair value of financial instruments

The fair value of short-term financial assets and liabilities is equivalent to their carrying amount given that will mature shortly.

The fair value of shares and warrants is not determinable because the Limited Partnership's investments are not negotiated on a public market.

Guarantees

In February 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline No. 14 (AcG-14), *Disclosure of Guarantees*, which clarifies disclosure requirements for certain guarantees. The Limited Partnership adopted the new recommendations effective January 1, 2003. In the normal course of business, the Limited Partnership may enter into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. Significant guarantees that the Limited Partnership has provided to third parties are presented in Note 10.

4 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

	2004	2003
	$	$
Receivables from clients	**17,677**	(54,577)
Receivables from brokers		33,026
Receivables from a company under common control	**23,799**	(48,799)
Other accounts receivable and prepaid expenses	**45,813**	(45,896)
Payables to brokers	**(16,070)**	54,802
Payables to clients		(34,985)
Payables to companies under common control	**95,849**	(99,959)
Other accounts payable and accrued liabilities	**1,964**	(37,255)
	169,032	(233,643)

Cash flows relating to interest and income taxes on operating activities are detailed as follows:

	2004	2003
	$	$
Interest received	**21,726**	40,465
Income taxes paid	**–**	31,212

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements
December 31, 2004
(In U.S. dollars)

5 - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	2004	2003
	$	$
Taxes receivable and other	**31,422**	32,889
Prepaid expenses	**9,610**	53,956
	41,032	86,845

6 - STOCK EXCHANGE MEMBERSHIP

On June 6, 2004, the Limited Partnership has renewed the lease agreement of its New York Stock Exchange membership maturing on July 3, 2005. The monthly rent is $15,417.

7 - INVESTMENTS AND DEPOSITS WITH STOCK EXCHANGES AND CLEARING ORGANIZATIONS

	2004	2003
	$	$
Deposits		
Depository Trust Company	**50,000**	50,000
National Securities Clearing Corporation	**200,000**	200,000
The Canadian Depository for Securities Limited	**280,338**	54,504
	530,338	304,504
Shares and warrants, at cost		
National Association of Securities Dealers	**19,500**	19,500
	549,838	324,004

8 - BANK LOAN

The Limited Partnership has an authorized bank line of credit for an amount equivalent to CA$2,000,000, which can be borrowed in Canadian or its equivalent in U.S. currency at the prime rate of the loan currency, renewable annually. The Limited Partnership can borrow larger amounts of money but needs to make a special request to its financial institution. The securities purchased with the borrowings must be specifically pledged in favor of the bank. As at December 31, 2004, no amount of the bank line of credit was used.

9 - RELATED PARTY TRANSACTIONS

Related parties

The partners of the Limited Partnership are Lombard Odier Darier Hentsch (Canada), Limited Partnership ("LODH Canada") and Transatlantic Securities Limited which is also a subsidiary of LODH Canada. The Limited Partnership is under the same control as Lombard Odier Darier Hentsch Trust Inc., LODH Holding (Canada) Inc., Lombard Odier Darier Hentsch Services Inc. and Lombard Odier Darier Hentsch Management (Canada) Inc.

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements

December 31, 2004
(In U.S. dollars)

9 - RELATED PARTY TRANSACTIONS (Continued)

Transactions concluded during the year

Income arising from transactions with the Lombard Odier Darier Hentsch Group, Geneva is detailed as follows:

	2004	2003
	$	$
Net commissions	**2,258,192**	2,108,560
Income on transactions	**25,000**	
	2,283,192	2,108,560

In addition, net commissions income of $146,482 ($112,762 in 2003) are arising from Lombard Odier Darier Hentsch Trust Inc.

Included in administrative expenses are amounts totalling $568,881 ($588,868 in 2003) charged by LODH Canada as the share of the Limited Partnership for certain employees' salaries, office rent, computer expenses, interest, office supplies and telecommunications, and management fees totalling $56,888 ($54,985 in 2003). In addition, administrative expenses include an amount of $25,308 ($85,327 in 2003) charged by Lombard Odier Darier Hentsch Services Inc. as the share of the Limited Partnership for data processing costs and management fees totalling $3,796 ($12,799 in 2003).

The Limited Partnership charged to LODH Canada its share of financial information and telecommunications fees in the amount of $79,026 ($65,910 in 2003).

The Limited Partnership incurred professional fees with a law firm, in which one partner is a director of a company under common control, for an amount of $9,568 in 2004 ($22,636 in 2003).

These transactions, concluded in the normal course of business, are measured at the exchange amount.

10 - GUARANTEES

On November 11, 2003, the Limited Partnership granted two hypothecs valued to $1,000,000,000 each to the Canadian Depository for Securities Limited consisting in one movable hypothec with delivery on all securities held in the Limited Partnership's name and one movable hypothec without delivery on all client securities held through the settlement service of the Canadian Depository for Securities Limited in order to reduce the inherent risk related to the organization's settlement service.